Exhibit I

to

Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser – Columbia Management Investment Advisers, LLC is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Investment Adviser – Columbia Wanger Asset Management, LLC is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.